November 22, 2024

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jessica Dickerson

Re:	Oruka Therapeutics, Inc.

Registration Statement on Form S-1

Filed November 14, 2024

File No. 333-283212

To Whom it May Concern:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Oruka Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company be accelerated to 4:15 p.m., Eastern Time, on November 26, 2024 or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden Berns at (415) 393-4631.

Very truly yours,

ORUKA THERAPEUTICS, INC.

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	General Counsel

cc:	Arjun Agarwal, Oruka Therapeutics, Inc. Diana Kwon, Oruka Therapeutics, Inc. Ryan A. Murr, Gibson, Dunn & Crutcher LLP Branden C. Berns, Gibson, Dunn & Crutcher LLP